January 13, 2025

Alger Global Equity Fund

100 Pearl Street, 27th Floor

New York, NY 10004

Dear Sirs:

Fred Alger Management, LLC (“FAM”) hereby agrees to waive fees owed to it by, or to reimburse expenses of, the share classes of Alger Global Equity Fund (the “Fund”) listed on Schedule A for the expense cap period indicated. FAM will waive and/or reimburse expenses to the extent other expenses and any other applicable share class-specific expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expense on short sales, net borrowing costs, interest, taxes, brokerage expenses, fees in connection with the ReFlow Fund, LLC liquidity program, extraordinary expenses (as determined in the discretion of the Board of Trustees of the Fund (the “Board”)), and proxy expenses (except for such proxies related to: (i) changes or approval of an investment advisory agreement for the Fund, (ii) the election to the Board of any trustee who is an “interested person” of the Fund, or (iii) any other matters that directly benefit, or relate directly to the operations of, FAM or its affiliates, which expenses shall be borne exclusively by FAM), to the extent applicable.

FAM understands and intends that the Fund will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes.

This Agreement may only be amended or terminated prior to its expiration date by agreement between FAM and the Board, and will terminate automatically in the event of termination of the Investment Advisory Agreement between FAM and the Fund. FAM may recoup any fees waived or expenses reimbursed pursuant to this Agreement; however, the Fund will only make repayments to FAM if such repayment does not cause the Fund’s expense ratio, after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived or reimbursed, and (ii) the Fund’s current expense cap. Such recoupment is limited to two years from the date the amount is initially waived or reimbursed.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, LLC

/s/ Hal Liebes
By: Hal Liebes, EVP, COO, Secretary

Accepted by:

Alger Global Equity Fund

/s/ Hal Liebes
By: Hal Liebes, President

SCHEDULE A

Fund Name	Share Class	Fiscal Year End	Expense Cap	Expense Cap Period
Alger Global Equity Fund	A	October 31	0.40%	February 28, 2025 – October 31, 2026
Alger Global Equity Fund	C	October 31	1.45%	February 28, 2025 – October 31, 2026
Alger Global Equity Fund	I	October 31	0.40%	February 28, 2025 – October 31, 2026
Alger Global Equity Fund	Z	October 31	0.19%	February 28, 2025 – October 31, 2026

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